June 22, 2011
BY EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Tracey McKoy, Staff Accountant
Re:	Forrester Research, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 000-21433
Ladies and Gentlemen:
On behalf of Forrester Research, Inc. (the “Company” or “Forrester”), this letter is in response to the letter dated June 9, 2011 from Terence O’Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission to George F. Colony, Forrester’s Chief Executive Officer. The response is keyed to the numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Revenue Recognition page 16
1.	We have read your response to prior comment 1 from our letter dated April 21, 2011. You state that you allocate the discount on multiple element orders ratably to research and data products only, since at any point, undelivered advisory and event services can be refunded at 100% of list price. In future filings please disclose your method for accounting for discounts and your justification for applying the discount to certain elements, rather than all elements.

Response

We acknowledge the Staff’s comment. In future filings, we will provide more disclosure of our method for accounting for discounts and our justification for applying the discount to certain elements, rather than all elements. The disclosure will be consistent with our response to prior comment 1 from our letter dated May 19, 2011.
Note 4 — Marketable Investments page F-17
2.	We have read your response to prior comment 4 from our letter dated April 21, 2011. We note that you concluded that the nature of the estimates and assumptions did not rise to the level requiring disclosure based on the guidance in Section 501.14 of the Financial Reporting Codification because (1) your non-ARS investments consist solely of high credit quality corporate and municipal bonds, with a weighted average credit rating of double A (2) these bonds are straightforward instruments that do not include difficult to value features (3) the majority of your investments are in large capital corporate notes and (4) neither the Company nor your investment managers modify the pricing received from the pricing services. It appears that factors listed in 1-3 are your basis for utilizing pricing information that consists of one price per instrument for your fair value determination under ASC 820-10-35 and your statement that you have not adjusted prices obtained from your investment managers for your non-ARS portfolio, which is relevant information for an investor. We continue to believe clear and transparent MD&A disclosure regarding your application of ASC 820, including the underlying estimates and assumptions would be useful to an investor’s understanding of how management fair values the Level 2 assets, which represents 38% and 27% of current and non-current assets, respectively, as of December 31, 2010. We urge you to disclose the following;

•	That you utilize the pricing information obtained from your investment managers, which consists of one price per instrument, for your fair value determination under ASC 820-10-35.

•	That you do not obtain pricing or quotes from brokers directly and historically you have not adjusted prices obtained from your investment managers for your non-ARS portfolio.

•	That you verify the pricing information obtained from your investment managers by obtaining both an understanding of the pricing methodology and inputs utilized by the pricing services to value your particular investments and an understanding of the controls and procedures utilized by your investment managers to both ensure the accurate recording and to validate the pricing of your investments obtained from the pricing services on an annual basis.
Please show us your proposed future disclosure.
Response
The following represents an update of our critical accounting policy that was included in our Form 10-K for the year ended December 31, 2010. We will include the updated disclosure in our Form 10-Q for the quarterly period ending June 30, 2011. For convenience, we have underlined the additional disclosure and have shown deleted text as strike-through.
Valuation and Impairment of Marketable Investments. Our investment portfolio may at any time contain investments in U.S. Treasury and U.S. government agency securities, taxable and/or tax exempt municipal notes (some of which may have an auction reset feature), corporate notes and bonds, commercial paper and money market funds. The assessment of the fair value of certain of the debt securities (e.g. those containing an auction reset feature) can be difficult and subjective due in part to limited trading activity of certain of these debt instruments.
In accordance with the accounting standard for fair value measurements, we have classified our marketable investments as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Fair values determined by Level 3 inputs utilize unobservable data points.
As of ~~December 31, 2010~~ June 30, 2011, we held municipal bonds with a fair value of $X.X million ($11.0 million at par value) with an auction reset feature (“auction rate securities” or “ARS”). The fair value of the ARS was determined by utilizing a discounted cash flow approach, which is considered a Level 3 valuation. The assumptions used in preparing the discounted cash flow model include estimates, based on data available at ~~December 31, 2010~~ June 30, 2011, of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which may lead us in the future to record additional losses for these securities. We classified these ARS as available-for-sale securities and determined that the losses were not considered other-than-temporary and were not due to credit losses. Accordingly, changes in the market value of the ARS have been recorded in other comprehensive loss in the Consolidated Balance Sheets ~~during~~ for the ~~years ended December 31, 2010 and 2009~~ three and six month periods ended June 30, 2011 and 2010. If the market conditions deteriorate further, we may be required to record unrealized losses in other comprehensive loss or impairment charges within the Consolidated Statements of Income. We may not be able to liquidate these investments unless the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.
At June 30, 2011, we held $XXX.X million of marketable investments, excluding ARS, that were valued using Level 2 inputs. Level 2 investments are initially valued at the transaction price and subsequently valued, at the end of each reporting period, by our investment managers utilizing third party pricing services, which consists of one price per instrument. We do not obtain pricing or quotes from brokers directly and historically we have not adjusted prices obtained from our investment managers for our non-ARS portfolio. We verify the pricing information obtained from our investment managers by obtaining an understanding of the pricing methodology and inputs utilized by the pricing services to value our particular investments, as well as an understanding of the controls and procedures utilized by our investment managers to both ensure the accurate recording and to validate the pricing of our investments obtained from the pricing services on an annual basis. Our marketable investments consist solely of high credit quality corporate and municipal bonds with a weighted average credit rating AA and do not include difficult to value features. The majority of our marketable investments are in large corporate notes.
We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss.
For available-for-sale debt securities with unrealized losses, management performs an analysis to assess whether we intend to sell or whether we would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. Where we intend to sell a security, or may be required to do so, the security’s decline in fair value would be deemed to be other-than-temporary and the full amount of the unrealized loss would be recorded within gains (losses) on investments, net in the Consolidated Statements of Income. Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security and are recorded within gains (losses) on investments, net in the Consolidated Statements of Income.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at 617-613-6181, Scott Chouinard, Chief Accounting Officer, at 617-613-6060, or Gail Mann, Chief Legal Officer, at 617-613-6078.

Sincerely,
/s/ Michael A. Doyle
Chief Financial Officer and Treasurer

cc:	George F. Colony Gail S. Mann

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